Exhibit 99.1

Formula Systems Ltd.

August 22, 2017

Primary Credit Analyst:

Tamar Stein, 972-3-7539721 tamar.stein@spglobal.com

Secondary Credit Analyst:

Sivan Mesilati, 972-3-7539735 sivan.mesilati@spglobal.com

Table of Contents

Rationale	2

Rating Outlook	2

Base-Case Scenario	3

Company Description	3

Business Risk	3

Financial Risk	4

Liquidity	4

Covenant Analysis	5

Modifiers	5

Reconciliation	5

Related Criteria And Research	6

Please note that this translation was made for convenience purposes and for the company’s internal use only and under no circumstances shall obligate S&P Global Ratings Maalot. The translation has no legal status and S&P Global Ratings Maalot does not assume any responsibility whatsoever as to its accuracy and is not bound by its contents. In the case of any discrepancy with the official Hebrew version published on August 22, 2017, the Hebrew version shall apply.

Rating Affirmation	August 22, 2017 | 1

Formula Systems Ltd.

Affirmed Corporate Credit Rating	ilA+/Stable

Rationale

Business Risk		Financial Risk

•	High competitive position of subsidiary Matrix in the Israeli IT market.	•	Some increase in leverage, but still within the range of the current rating.

•	Continued growth in Sapiens’s and Magic’s activity.	•	Dependence on dividends from subsidiaries to service debt.

•	Wide variety of products and services, client base materially diversified over segments.	•	“Adequate” liquidity.

•	Low revenues and EBITDA compared to global peers.

•	Relatively small scope of IP rights and limited R&D capabilities.

Outlook: Stable

The stable outlook reflects our assessment that Formula’s subsidiary Matrix IT Ltd., will maintain its leading position in the Israeli IT market and that operating performance of subsidiaries, Sapiens International Corporation N.V, Magic Software Enterprises Ltd, TSG Advance IT Systems Ltd. and Michpal Micro Computers (1983) Ltd. will remain stable or improve. The outlook also reflects our assessment that the adjusted debt to EBITDA ratio will not exceed 3.0x and that the group’s cash flow generation ability (on a proportionate consolidation basis) will not deteriorate.

Downside Scenario

The rating may be under pressure if adjusted debt to EBITDA exceeds 3.0x. This could happen if the subsidiaries’ operating performance and capitalization deteriorate or if the group’s financial debt (on a proportionate consolidation basis) significantly increases due to financing of acquisitions or large dividend distributions to shareholders.

Upside Scenario

We may consider a positive rating action if the group’s revenues and EBITDA (on a proportionate consolidation basis) significantly increase and its adjusted debt to EBITDA consistently drops below 2.0x.

www.maalot.co.il	August 22, 2017 | 2

Base-Case Scenario

Principal Assumptions		Key Metrics
•	Continued growth in Sapiens’ activity and		2016A	2017E	2018E
moderate growth in Matrix sales.
•	About 10% EBITDA margin in 2017 and 2018.	Debt/EBITDA	3.0x	2.5x-3.0x	2.5x-3.0x
•	Dividend distribution of $10-15 million per year	EBITDA margin	14%	10%-15%	10%-15%
•	Annual dividend receipts from subsidiaries of about $25 million.	A – Actual, E – Estimate.

Company Description

Formula Systems Ltd. (“Formula”) was established in 1985 and its shares are listed on the Tel-Aviv Stock Exchange and on NASDAQ. Through its subsidiaries, Matrix IT Ltd. (49.5%), Sapiens International N.V. (48.7%), Magic Software Enterprises Ltd. (47.2%), TSG IT Advance Systems (50%), Insync Staffing Inc. (90%) and Michpal Micro Computers (1983) Ltd. (100%), the company operates in the development, marketing and distribution of software and software tools and in providing software services to computerized systems. Matrix, Sapiens and Magic are public companies listed on the Tel-Aviv Stock Exchange and as part of the Tel Aviv 125 index, and Sapiens and Magic are also listed on NASDAQ. In January 2017, Formula acquired the entire share capital (100%) of Michpal, a payroll software provider.

The controlling shareholder of the company is the Polish Asseco group (30.3%) which focuses on the development and marketing of software and software services to organizations. The remaining shares of Formula are held by some of the company’s executives, by institutional investors and by the public.

Business Risk

Leading position in the Israeli IT services market through Matrix, continuous growth in Sapiens and Magic activity; relatively low revenues and EBITDA compared to global peers

Our assessment of Formula’s business risk profile reflects the following factors:

•	A large variety of products and services and a diversified client base materially spread over different segments.

•	The leading position of subsidiary Martix in the Israeli IT market, and its long lasting reputation and brand name.

•	Matrix’s exposure to the characteristic and risks of the Israeli IT services market, including price competition gradually eroding gross profit margins.

•	Relatively high barriers to entry to Sapiens’ markets, based on long-term relationship with clients and high replacement costs when changing software providers.

www.maalot.co.il	August 22, 2017 | 3

•	Growth in Sapiens and Magic activity in the past few years. Sapiens’ revenues grew by 16.5% in 2016, while Magic’s revenues grew by 12%. This growth was partly achieved through mergers and acquisitions of companies in close fields of operation and through reorganization steps that expanded the client based and increased cross-sales.

•	Low revenues and EBITDA compared to global peers. Global competitors benefit from economies of scale which enable them to bear large R&D costs and material capital expenditures.

•	Relatively few IP rights and limited R&D capabilities. Major part of the company’s revenues is generated from software and IT services and the rest is generated from selling software licenses. The Ownership of intellectual property and R&D capabilities are essential for creating entry barriers and leading market position.

Financial Risk

Some increase in leverage, but still within the range of the current rating; dependence on dividends to service debt

Given the nature of Formula’s operations (high exposure to subsidiaries’ operating risks, material involvement in their management and strategy development and viewing them as long-term core investments), we examine the company’s financial risk mainly on the basis of debt coverage ratios derived from its financial statements. Starting in 2016, Formula’s IFRS compliance financial statements fully consolidate all of its subsidiaries. We made adjustments to the financial statements and examine debt coverage ratio based on proportionate consolidation of subsidiaries’ financial results. In our base case scenario, we expect the company’s adjusted debt to adjusted EBITDA to be 3.0x in 2017, and then decrease to 2.5x-3.0x in 2018.

Our base case for 2017-2018 is based on the following assumptions:

•	About 25% growth in Sapiens’ sales in 2017 (following the StoneRiver acquisition) and about 6% growth in 2018;

•	4%-8% annual growth in Matrix’s and Magic’s sales;

•	10% EBITDA margin in 2017-2018;

•	Annual dividend distribution of $10 million-$15 million;

Note: cash amounts were not deducted from debt.

Liquidity: Adequate

Our assessment of Formula’s liquidity reflects its stand-alone liquidity as a holding company. According to our criteria, Formula’s liquidity is “adequate”. In our opinion, the fact that Formula’s portfolio includes mainly tradable assets allows it some financial flexibility, as reflected in a current LTV (loan to value) ratio of approximately 12%. However, lack of full control of subsidiaries in general and the current holding interest in particular are, in our opinion, a weakness for Formula’s liquidity, due to the limitations on extracting funds from subsidiaries and the long-term dependences on dividends to service debt. All this notwithstanding, we note that Formula, as controlling shareholder, has high leverage on dividend distribution by its subsidiaries, that currently hold large cash balances. We also note that Magic and Matrix have a formal dividend distribution policy of up to 75% of net profit, while Sapiens, though lacking a formal policy, distributes up to 50% of its net profit. We estimate that the ratio between Formula’s liquidity sources and uses in the next 12 months will exceed 1.2x.

www.maalot.co.il	August 22, 2017 | 4

The following are our assumptions regarding the company’s major sources and uses in the 12 months starting June 30, 2017:

Principal Liquidity Sources		Principal Liquidity Uses

•	About $10 million in cash and liquid investments;	•	Principal payments of approximately $16 million;

•	Dividends from subsidiaries of approximately $25 million.	•	Interest payments of approximately $3 million.

Covenant Analysis

As of June 30, 2017, the company has adequate margin on all its financial covenants, and we estimate that it will maintain this margin in the medium term. The covenants include, among other things, a NIS 450 million cap on gross financial debt at the parent company level, and debt/CAP ratio of up to 65%.

Modifiers

Diversification portfolio effect: Neutral

Capital structure: Neutral

Liquidity: Neutral

Financial policy: Neutral

Management/Governance: Neutral

Comparable ratings analysis: Neutral

Reconciliation

In order to create a basis for comparison with other rated companies, we adjust the data reported in the company’s financial statements which we use to calculate coverage ratios. The main adjustments we made on Formula’s 2016 consolidated data are:

•	Proportionate consolidation of subsidiaries’ results;

•	Discounting long term operating leasing contracts and adding them to reported debt;

•	Increasing EBITDA, FFO (funds from operations) and cash flow from operations in respect of interest and depreciation component of future leasing payments previously discounted into financial debt.

•	No cash was deducted from debt.

www.maalot.co.il	August 22, 2017 | 5

Reconciliation Of Formula Systems Ltd. Reported Amounts With S&P Global Ratings Adjusted Amounts (Mil. $)

	—Fiscal year ended Dec. 31, 2016—
Formula Systems Ltd. reported amounts
		Shareholders’			Operating	Interest		Cash flow from	Capital
	Debt	equity	Revenues	EBITDA	income	expense	EBITDA	operations	expenditures
Reported	259.1	336.4	1,108.6	120.9	88.5	15.0	120.9	75.0	19.3

S&P Global Ratings adjustments
Interest expense (reported)	—	—	—	—	—	—	(15.0)	—	—
Interest income (reported)	—	—	—	—	—	—	6.0	—	—
Current tax expense (reported)	—	—	—	—	—	—	(21.0)	—	—
Operating leases	27.2	—	—	15.8	2.3	2.3	13.6	13.6	—
Postretirement benefit obligations/deferred compensation	2.3	(2.3)	—	—	—	—	—	—	—
Capitalized developing costs	—	—	—	—	(5.5)	—	—	—	—
Share-based compensation expense	—	—	—	4.4	—	—	4.4	—	—
Deconsolidation / consolidation	(78.0)	—	(548.0)	(61.0)	(61.0)	(4.0)	(57.0)	—	(5.0)
Non-operating income (expense)	—	—	—	—	6.4	—	—	—	—
Non-controlling Interest/Minority interest	—	437.1	—	—	—	—	—	—	—
Debt - Contingent considerations	8.7	—	—	—	—	—	—	—	—
Debt - Finance leases	0.2	—	—	—	—	—	—	—	—
Debt - Put options on minority stakes	15.2	—	—	—	—	—	—	—	—
Debt - Equity component of convertible debt	1.5	—	—	—	—	—	—	—	—
EBITDA - Gain/(Loss) on disposals of PP&E	—	—	—	(3.1)	(3.1)	—	(3.1)	—	—
EBITDA - Fair value changes of continent consideration	—	—	—	0.5	0.5	—	0.5	—	—
Total adjustments	(22.9)	434.8	(548.0)	(43.4)	(60.6)	(1.7)	(71.6)	13.6	(5.0)

S&P Global Ratings adjusted amounts

						Interest	Funds from	Cash flow from	Capital
	Debt	Equity	Revenues	EBITDA	EBIT	expense	operations	operations	expenditures
Adjusted	236.2	771.2	560.6	77.5	27.9	13.3	49.3	88.5	14.3

Related Criteria And Research

•	National And Regional Scale Credit Ratings, September 22, 2014

•	S&P Global Ratings’ National And Regional Scale Mapping Tables, August 14, 2017

•	Group Rating Methodology, November 19, 2013

•	Standard & Poor’s Ratings Definitions, June 26, 2017

•	Methodology: Management And Governance Credit Factors For Corporate Entities And Insurers, November 13, 2012

•	Methodology: Timeliness Of Payments: Grace Periods, Guarantees, And Use Of ‘D’ And ‘SD’ Ratings, October 24, 2013

•	Corporate Methodology, November 19, 2013

•	Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014

•	Methodology: Industry Risk, November 19, 2013

•	Country Risk Assessment Methodology And Assumptions, November 19, 2013

•	Corporate Methodology: Ratios And Adjustments, November 19, 2013

•	Use Of CreditWatch And Outlooks, September 14, 2009

•	Key Credit Factors For The Technology Software And Services Industry, November 19, 2013

www.maalot.co.il	August 22, 2017 | 6

Rating Details (As of 22-Aug-2017)
Formula Systems Ltd.
Issuer rating(s)
Local Currency LT	ilA+/Stable

Issue rating(s)
Senior Secured Debt
Series A	ilA+

Senior Unsecured Debt
Series B	ilA+

Issuer Rating history
Local Currency LT
28-Aug-2015	ilA+/Stable

Other Details
Time of the event	22/08/2017 08:16
Time when the analyst first learned of the event	22/08/2017 08:16
Rating requested by	Issuer

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www.maalot.co.il	August 22, 2017 | 7